FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 30, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: December 30, 2003

2

MTS INCREASES ITS OWNERSHIP IN

SIBERIAN CELLULAR SYSTEMS — 900 TO 88,5%

Moscow, Russian Federation — December 29, 2003 — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), Russia’s largest mobile phone operator in terms of subscribers, has acquired an additional 7.5% of Siberian Cellular Systems — 900.  As a result of this transaction, MTS’ ownership in the company increases to 88.5%.

In line with its strategy of consolidating minority holdings, MTS has acquired a 100% stake in ILIT LLC, a company which owns a 7.5% stake in Siberian Cellular Systems — 900 (SCS-900), from private companies for $9.3 million1.

MTS has owned a controlling 81% stake in SCS-900 directly as well as through its 100%-owned subsidiary Telecom 900.  MTS increased its ownership in SCS-900 from 51% to 81% in November 2003.  As a result of today’s transaction, MTS’ effective ownership in SCS-900 increases to 88.5%.

SCS-900 provides GSM 900 services under MTS’ brand in the Novosibirsk region (population of 2.7 million) and the Republic of Altay (population of 202,000) located in the Siberian part of Russia.  The company’s subscriber base as of December 28, 2003 was approximately 453,120.

The company’s net revenue for the first nine months of 2003 was $47.7 million, operating income was $23.0 million2, and net income was $16.6 million.  ARPU for the same period was $14.6. SCS-900’s net debt as of September 30, 2003 was approximately $2.4 million.

According to independent market research agency AC&M-Consulting, mobile penetration in the Novosibirsk region as of November 30, 2003 was at 26% and SCS-900’s market share at approximately 61%.

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For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations

tel: +7095 911 6553

Andrey Braginski	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia in terms of subscribers. Together with its subsidiaries, the company services over 15 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 186.3 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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1A 7.5% stake in SCS-900 is the only asset of ILIT LLC

2Depreciation and amortization charges for the first nine months of 2003 were $5.4 million.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.